Profit and Loss
Little Likes Kids, LLC
January 1 through December 31 2021

Accrual Basis

ACCOUNTS		Jan 01, 2021 to Dec 31, 2021
Income		
	Revenue	$578,582.08
	Discounts	($824.41)
	Total Income	$577,757.67
Cost of Goods Sold		
	Cost of Goods Sold	$237,984.33
	Inventory Storage & Inbound Fees	$9,098.97
	Total Cost of Goods Sold	$247,083.30
Gross Profit		$330,674.37
Operating Expenses		
	Advertising	$26,673.60
	Expenses	$54,901.59
	Postage & Delivery	$20,978.45
	Professional Fees	$35,206.52
	SG&A	$42,901.72
	Total Operating Expenses	$180,661.88
Net Profit		$150,012.49

Balance Sheet
Little Likes Kids, LLC
As of December 31, 2021

Accrual Basis

ACCOUNTS		31-Dec-21
Assets		
Cash and Bank		
	Total Cash and Bank	$17,855.03
Other Current Assets		
	Accounts Receivable	$103,608.68
	Inventory	$31,995.47
	Total Other Current Assets	$135,604.15
Long-term Assets		
	Total Long-term Assets	$0.00
Total Assets		$153,459.18
Liabilities		
Current Liabilities		
	Credit Cards	$74,622.12
	Total Current Liabilities	$74,622.12
Long-term Liabilities		
	First-Citizens Bank & Trust Co. LOAN	$5,674.29
	Martha's Vineyard Savings Bank LOAN	$24,381.04
	SBA COVID EIDL LOAN	$28,700.00
	Total Long-term Liabilities	$58,755.33
Total Liabilities		$133,377.45
Equity		
	Total Other Equity	($109,153.01)
Retained Earnings		
	Total Retained Earnings	$129,234.74
Total Equity		$20,081.73

Statement of Cash Flows

January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		150,012.49
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	**71,190.79**
Net cash provided by operating activities	$	**78,821.70**
FINANCING ACTIVITIES		
First-Citizens Bank & Trust Co. LOAN		-5,927.88
Martha's Vineyard Savings Bank LOAN		-618.96
SBA COVID EIDL LOAN		27,000.00
Owner Investment / Drawings		-92,475.04
Net cash provided by financing activities	-$	**72,021.88**
Net cash increase for period	$	**6,799.82**
Cash at beginning of period		11,055.21
Cash at end of period	$	**17,855.03**